FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For February 10, 2016

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road

Cambridge CB1 9NJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No          X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated February 10, 2016 – ARM Holdings PLC Reports Results for the Fourth Quarter and Full Year 2015

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2016

ARM HOLDINGS PLC.

By: /s/ Chris Kennedy

Name: Chris Kennedy

Title:   Chief Financial Officer

Item 1

ARM HOLDINGS PLC REPORTS RESULTS FOR THE FOURTH QUARTER AND FULL YEAR 2015

A presentation of the results will be webcast today at 09.30 GMT at www.arm.com/ir

CAMBRIDGE, UK, 10 FEBRUARY 2015 — ARM Holdings plc announces its unaudited financial results for the fourth quarter and full year ended 31 December 2015.

Q4 2015 – Financial Summary	Normalised*			IFRS
	Q4 2015	Q4 2014	% Change	Q4 2015	Q4 2014	% Change
Revenue ($m)	407.9	357.6	14%	407.9	357.6	14%
Revenue (£m)	269.1	225.9	19%	269.1	225.9	19%
Operating expenses (£m)	123.9	100.4	23%	148.9	126.3	18%
Operating margin	50.5%	51.4%		40.9%	39.7%
Profit before tax (£m)	138.7	118.9	17%	113.7	91.4	24%
Earnings per share (pence)	8.2	7.2	14%	6.5	5.1	26%
Net cash generation (£m) **	112.2	122.0
Effective revenue fx rate ($/£)	1.52	1.58
FY 2015 – Financial Summary	Normalised*			IFRS
	FY 2015	FY 2014	% Change	FY 2015	FY 2014	% Change
Revenue ($m)	1,488.6	1,292.6	15%	1,488.6	1,292.6	15%
Revenue (£m)	968.3	795.2	22%	968.3	795.2	22%
Operating expenses (£m)	431.6	359.3	20%	522.9	448.4	17%
Operating margin	51.6%	50.3%		41.9%	38.9%
Profit before tax (£m)	511.5	411.3	24%	414.8	316.5	31%
Earnings per share (pence)	30.2	24.1	25%	23.9	18.0	33%
Net cash generation (£m) **	360.7	339.9
Effective revenue fx rate ($/£)	1.54	1.63

*	Normalised figures are based on IFRS, adjusted for acquisition-related charges, share-based payment costs, restructuring charges, Linaro-related charges, share of results of joint ventures, intangible amortisation and impairment of investments net of profit on disposal. For reconciliation of IFRS measures to normalised non-IFRS measures detailed in this document – see notes 12.8 to 12.11.
**	Net cash generation is defined as movement on cash, cash equivalents, short-term and long-term deposits and similar instruments less interest accrued, adding back dividend payments and share buy-backs, investment and acquisition consideration, other acquisition-related payments, restructuring payments, share-based payroll taxes, investment in joint ventures, payments to Linaro, and deducting inflows from share option exercises and proceeds on disposal of investments – see notes 12.3 to 12.7.

Q4 2015 Financial Summary

•	Group revenues in US$ up 14% year-on-year (£ revenues up 19% year-on-year)

•	Processor royalty revenues[1] in US$ up 24% year-on-year (relevant industry revenues down 3% year-on-year2)

•	Order backlog up around 10% sequentially

•	Normalised PBT and EPS up 17% and 14% year-on-year respectively

•	Directors recommend final dividend increase of 25% to 5.63p

Progress on key growth drivers in Q4 2015

•	Growth in adoption of ARM® processor technology

o	51 processor licences signed by a broad range of companies, including six market-leading semiconductor vendors and four OEMs

o	Target applications included mobile computing, automotive, security systems and the Internet of Things

•	Strong demand for advanced ARM technology

o	Eleven licences signed for our next-generation high-performance and high-efficiency application processors

o	One architecture licence for the recently announced ARMv8-M, which brings advanced security features to low-cost chips

o	Eight Mali™ multimedia processor licences signed, including licences for advanced display and video processors

o	First physical IP licence signed for 7nm technology

•	Growth in shipments of chips based on ARM processor technology

o	4.0 billion ARM-based chips shipped, up 16% year-on-year

o	Strong growth in shipments of microcontrollers and chips for mobile devices

____________________
1 Excluding a $9 million catch-up payment for prior years’ royalties under-reported to ARM by a customer

2 Source: World Semiconductor Trade Statistics, January 2016

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Outlook

ARM enters 2016 with a robust opportunity pipeline for licensing helped by the introduction of new ARM technologies and our expanding market opportunities. Chips based on ARMv8-A technology are expected to continue to gain share in mobile and enterprise markets, and the higher royalty rate earned on these products helps to underpin growth in royalty revenues.

Increased economic uncertainty may influence consumer and enterprise spending, potentially impacting semiconductor revenues and industry confidence. Based on current conditions in the semiconductor market, we expect Group dollar revenues for the full year to be broadly in line with market expectations.

Simon Segars, Chief Executive Officer, said:

“2015 was a strong year for the shipment of chips containing advanced ARM technology, and momentum continued through the fourth quarter. During the year ARMv8-A surpassed 50% share of smartphone shipments, Mali became the industry’s highest-shipping GPU architecture, and our Partners increased their shipments into enterprise infrastructure and embedded markets.

Demand for our technology is increasing, and during the quarter we signed multiple licences for the next generation of high-performance and secure ARM processors. Our increased investments in both 2015 and 2016 will help us meet demand by extending the capabilities of our technology and the ecosystem, and will support long-term growth and returns for shareholders.”

Q4 2015 – Revenue Analysis	Revenue ($m)***			Revenue (£m)
	Q4 2015	Q4 2014	% Change	Q4 2015	Q4 2014	% Change
Technology Licensing
Processors	139.5	139.5	0%	91.9	88.0	4%
Physical IP	19.0	22.8	-17%	12.4	14.4	-14%
Total Technology Licensing	158.5	162.3	-2%	104.3	102.4	2%
Technology Royalty
Processors†	196.6	150.7	30%	130.1	95.7	36%
Physical IP	20.1	14.8	35%	13.2	9.3	41%
Total Technology Royalty	216.7	165.5	31%	143.3	105.0	36%
Software and Tools	17.3	14.6	19%	11.5	9.1	26%
Services	15.4	15.2	1%	10.0	9.4	7%
Total Revenue	407.9	357.6	14%	269.1	225.9	19%

FY 2015 – Revenue Analysis	Revenue ($m)***			Revenue (£m)
	FY 2015	FY 2014	% Change	FY 2015	FY 2014	% Change
Technology Licensing
Processors	504.2	496.9	1%	326.6	309.1	6%
Physical IP	83.7	83.9	0%	54.0	52.1	4%
Total Technology Licensing	587.9	580.8	1%	380.6	361.2	5%
Technology Royalty
Processors††	708.6	535.5	32%	463.1	326.0	42%
Physical IP	71.6	60.2	19%	46.9	36.5	29%
Total Technology Royalty	780.2	595.7	31%	510.0	362.5	41%
Software and Tools	57.2	57.3	0%	37.3	35.0	7%
Services	63.3	58.8	8%	40.4	36.5	11%
Total Revenue	1,488.6	1,292.6	15%	968.3	795.2	22%

***	Dollar revenues are based on the Group’s actual dollar invoicing, where applicable, and using the rate of exchange applicable on the date of the transaction for invoicing in currencies other than dollars. Over 95% of invoicing is in dollars.
†	Includes a catch-up payment of $9 million, recognised in Q4 2015, for prior years’ royalties under-reported to ARM by a customer
††	Includes a catch-up payment of $9 million, recognised in Q4 2015, for prior years’ royalties under-reported to ARM by a customer, and a deduction of $5 million, recognised in Q1 2014, for prior years’ royalties over-reported to ARM by a customer

Contacts:
Sarah West/Ben Fry	Ian Thornton/Phil Sparks
Brunswick +44 (0)207 404 5959	ARM Holdings plc +44 (0)1628 427800

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Financial review

(IFRS unless otherwise stated)

Total revenues

Total dollar revenues in Q4 2015 were $407.9 million, up 14% versus Q4 2014. Q4 sterling revenues of £269.1 million were up 19% year-on-year.

Full year 2015 dollar revenues amounted to $1,488.6 million, up 15% on full year 2014.

Licence revenues

Total dollar licence revenues in Q4 2015 were down 2% on Q4 2014 at $158.5 million, representing 39% of Group revenues. Licence revenues comprised $139.5 million from processor licences and $19.0 million from physical IP licences. Processor licence revenues were flat on Q4 2014, which was a particularly strong quarter.

Group order backlog at the end of Q4 2015 was up around 10% sequentially. This was driven by eleven licences being signed by Partners for some of ARM’s most advanced processors that are still in development.

Royalty revenues

Total dollar royalty revenues in Q4 2015 were up 31% on Q4 2014 at $216.7 million, representing 53% of Group revenues. Royalty revenues comprised $196.6 million from processors and $20.1 million from physical IP.

Processor royalty revenues included a catch-up payment of $9 million where one of our customers had identified that they had under-reported chips shipped in prior years. Relevant industry revenues were down 3% over the corresponding shipment period (i.e. calendar Q3 2015 compared to calendar Q3 2014). Underlying processor royalty revenue grew 24% year-on-year, reflecting continuing market share gains, and the increasing proportion of ARMv8-A processor-based chips in mobile devices.

Physical IP royalty revenue grew 35% year-on-year due to the increase in shipments of wafers using ARM’s physical IP at advanced nodes.

Other revenues

Sales of software and tools in Q4 2015 were $17.3 million, an increase of 19% year-on-year. Service revenues were $15.4 million in Q4 2015, up 1% year-on-year. Together revenues from software and tools and services represented 8% of Group revenues.

Gross margins

Normalised gross margins in Q4 2015 were 96.5% compared to 96.2% in Q3 2015 and 95.9% in Q4 2014.

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Operating expenses and operating margin

Normalised income statements for Q4 2015 and FY 2015 and Q4 2014 and FY 2014 are included in notes 12.8 to 12.11 below which reconcile IFRS to the normalised non-GAAP measures referred to in this earnings release. Non-GAAP measures have been presented as we believe that they allow a clearer comparison of operating results.

Normalised operating expenses were £123.9 million in Q4 2015 compared to £108.4 million in Q3 2015 and £100.4 million in Q4 2014. The sequential increase in normalised operating expenses was primarily due to ongoing investments in R&D, higher bonus provisions following the strong finish to the year, and the impact of the stronger dollar on the translation into sterling of Q4 costs incurred in dollars. In addition Q4 included a charge of approximately £1 million relating to the revaluation of monetary items due to changes in foreign exchange rates and the impact of a stronger dollar on the accounting for derivative instruments.

Normalised operating expenses in Q1 2016 (assuming effective exchange rates similar to current levels) are expected to be in the range of £127-129 million as we continue to invest in our research and development teams and in our business infrastructure. Normalised operating margin was 50.5% in Q4 2015, compared to 51.7% in Q3 2015 and 51.4% in Q4 2014.

Normalised research and development expenses were £60.7 million in Q4 2015, representing 23% of revenues, compared to £55.3 million in Q3 2015 and £44.4 million in Q4 2014. Normalised sales and marketing expenses were £26.8 million in Q4 2015, being 10% of revenues, compared to £23.6 million in Q3 2015 and £23.6 million in Q4 2014. Normalised general and administrative expenses were £36.4 million in Q4 2015, representing 13% of revenues, compared to £29.5 million in Q3 2015 and £32.4 million in Q4 2014.

Total IFRS operating expenses in Q4 2015 were £148.9 million (Q4 2014: £126.3 million) including share-based payment costs and related payroll taxes of £20.5 million (Q4 2014: £23.0 million), amortisation of intangible assets, other acquisition-related charges, and profit on disposal of investments, net of impairment charge of £4.5 million (Q4 2014: £2.9 million).

Total share-based payment costs and related payroll tax charges of £21.1 million in Q4 2015 were included within cost of revenues (£0.6 million), research and development (£13.7 million), sales and marketing (£3.5 million) and general and administrative (£3.3 million).

Earnings and taxation

Normalised profit before tax in Q4 2015 was £138.7 million compared to £118.9 million in Q4 2014. IFRS profit before tax was £113.7 million in Q4 2015 compared to £91.4 million in Q4 2014 after including acquisition-related and share-based payment costs, intangible amortisation, share of results of joint ventures, and profit on disposal of investments, net of impairment charge.

The Group's effective normalised tax rate was 16.2% in Q4 2015 (IFRS: 19.3%), giving a full-year 2015 effective normalised tax rate of 16.2% (IFRS: 18.1%). As a result of the continued phasing in of the UK’s patent box tax regime, which seeks to tax all profits attributable to patented technology at a reduced rate of 10%, ARM’s full-year normalised effective tax rate in 2016 is expected to be about 15%.

In Q4 2015, normalised fully diluted earnings per share were 8.2 pence (36.5 cents per ADS3) compared to 7.2 pence (33.8 cents per ADS) in Q4 2014. IFRS fully diluted earnings per share in Q4 2015 were 6.5 pence (28.8 cents per ADS) compared to 5.1 pence (24.0 cents per ADS) in Q4 2014.

Balance sheet

Intangible assets at 31 December 2015 were £742.7 million, comprising goodwill of £650.7 million and other intangible assets of £92.0 million, compared to £567.0 million and £77.2 million respectively at 31 December 2014. The increase in intangible assets is primarily due to acquisitions made during the year, see note 10 for more information.

Total accounts receivable were £183.7 million at 31 December 2015, compared to £138.6 million at 31 December 2014, see note 7 for more information.

____________________
3 Each American Depositary Share (ADS) represents three shares.

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Cash flow and dividend

Normalised cash generation in Q4 2015 was £112.2 million. Net cash at 31 December 2015 was £950.9 million, compared to £861.7 million at 31 December 2014.

The directors recommend payment of a final dividend in respect of 2015 of 5.63p pence per share, up 25%. Taken together with the interim dividend of 3.15 pence per share paid in October 2015, this gives a total dividend in respect of 2015 of 8.78 pence per share, an increase of 25% on the total dividend of 7.02 pence per share in 2014. Subject to shareholder approval, the final dividend will be paid on 13 May 2016 to shareholders on the register on 22 April 2016.

As well as growing the dividend, the Board intends to continue to undertake a limited share buyback programme to maintain a flat share count over the medium term. In 2015, 9.0 million shares were bought back at a total cost of £92.2 million.

Capital structure and capital returns

ARM continues to generate cash which we use to support our long-term investment in growth. Consistent with our current approach, the Board keeps the level of net cash under continuous review, reflecting the organic and inorganic investment requirements of the business, balanced by the discipline to ensure that the investment will generate an appropriate return for shareholders.

As set out in the recent Capital Markets Day in September, we are increasing our investment in R&D in 2016 to accelerate our opportunity to gain share in target growth markets in 2020, with a resulting step up in our operating expenditure. We are also investing inorganically to extend growth.

ARM is committed to maintaining a net cash balance in the medium term. This reflects the continued commitment to invest in R&D that is vital to the product development pipeline for ARM and its Partners. Regardless of the external environment, ARM can maintain this R&D commitment to deliver the next generation of ARM technology. This also ensures ARM retains the flexibility to move quickly and decisively in a fast moving industry when there are opportunities to extend growth.

The Board also remains committed to continue growing the dividend in line with the growth of the business and maintains its intention to increase the ordinary dividend over time, extending a run of 11 consecutive years of dividend increases. In 2015 ARM returned £108 million by way of ordinary dividends. In addition, ARM will continue to repurchase shares over time to offset the dilution from share-based compensation.

Based on the increased investment in R&D in 2016 and the current pipeline of acquisition opportunities, the Board is comfortable with the levels of net cash expected in the coming year, and will review again at the start of 2017.

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Technology Licensing

Processor licensing

51 processor licences were signed in Q4 2015, taking the total signed in the year to 173, reflecting the ongoing demand for ARM’s latest technology.

Eleven of the licences signed were for ARM’s Cortex-A series processors, mainly for use in smartphones, computer vision and automotive applications. Eight of the licences were for processors based on the ARMv8-A architecture, including six for future generations of advanced processors still in development.

During the quarter, ARM introduced a new type of licence for lead partners called the “Built on ARM Cortex Technology” licence. This new licence involves a deep technical collaboration between ARM and the silicon partner, resulting in ARM delivering a customised design built on an ARM Cortex processor that has been adapted to the partner’s unique requirements. This further increases the ability of partners to optimise their chip design, whilst remaining fully software compatible with the ARM software ecosystem. Qualcomm is the first “Built on ARM Cortex Technology” licensee, with their agreement covering multiple ARM processors.

Twenty-five of the licences signed in Q4 were for Cortex-M class processors for use in the key components of smart connected devices: microcontrollers, industrial controllers, medical equipment, smart sensors and low-power wireless communication chips. Two of these licences were for next-generation processors, codenamed Teal and Grebe, that are designed for energy-efficient and secure embedded applications from smart automotive to wearable technology. ARM also signed an ARMv8-M architecture licence in the quarter, with a Partner targeting secure devices.

ARM signed eight licences for its Mali multimedia processors which are used in devices with graphics displays, such as smartphones, mobile computing devices, digital TV and automotive applications. Included within these eight licences were three future processors still in development. Two of the licences signed in Q4 were for our Mali display technology IP, and one for our Mali video processor.

Q4 2015 and Cumulative Processor Licensing Analysis

	Existing Licensees	New Licensees	Quarter Total	Cumulative Total†
Classic ARM*	1	1	2	515
Cortex-A	9	2	11	242
Cortex-R	3	1	4	65
Cortex-M	19	6	25	360
Mali***	8		8	132
Architecture	1		1	19
Subscription**				15
Total	41	10	51	1,348
*	Includes ARM7, ARM9, ARM10 and ARM11

**	Includes CPU and Mali subscription licences

***	Includes one company taking their first Mali graphics licence

†	Includes all extant licences that are expected to generate royalties

Physical IP licensing

ARM’s physical IP is used by fabless semiconductor companies to implement their chip designs. Platform licences are royalty bearing licences that enable foundries to manufacture chips using ARM’s physical IP. Each foundry requires a platform licence for each process node. ARM has signed more than one hundred platform licences with leading foundries, from 250nm to 7nm. During the quarter, ARM signed physical IP platform licences for the next generation of manufacturing technology, at 10nm and 7nm. In addition, ARM signed a physical IP platform licence for high-volume manufacturing of lower cost chips, such as microcontrollers, at 130nm.

During the quarter ARM saw strong demand for physical IP optimised for use with processors (POP IP). POP IP enables a licensee to more readily achieve high-performance, low-power processor implementations through specially optimised physical IP technology. For every chip implemented using POP IP, ARM receives a royalty both for the processor in the chip and for the physical IP. This quarter ARM signed five further POP licences, including two licences for POP IP optimised for a future ARM processor optimised at 28nm and 16nm.

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Technology Design Wins and Ecosystem Development

Many leading technology companies have announced details of their ARM processor-based product developments in recent months. These included:

•	Automotive applications that are increasingly requiring more connectivity and computing capability and several ARM Partners including NVIDIA, Qualcomm and Renesas announced new ARM-based super-computers for advanced driver assistance systems

•	Several companies announcing ARMv8-A-based networking chips, including the Annapurna Alpine Platform-on-Chip (Home Network and Storage), the Broadcom BCM4908 (Router) and the Marvell Armada 3700 (retail networking)

•	Multiple ARM Partners announced new ARM-based chips for servers and super computers including AMD, NVIDIA and Qualcomm, and several OEMs announced new equipment for servers utilising ARM-based server chips including E4 Computer Engineering, Gigabyte, Inventec, Penguin Computing and Wistron

•	University of Michigan announcing the world’s smallest computer with an ARM Cortex-M0 based chip measuring just 0.4mm vs 0.8mm

•	Enlighten, ARM’s global illumination technology, was chosen for more leading console games including the likes of Square Enix’s Final Fantasy VII Remake as well as upcoming mobile titles from Exient, Perfect World and all developers using Unity 5 game engine

•	At the Consumer Electronics Show in Las Vegas multiple OEMs, including LG, Philips, Sony, TCL, and Vizio, announced digital TV’s using ARM-based chips, supporting high dynamic range technology such as Dolby Vision.

More partner announcements can be found on the ARM website at www.arm.com/news.

Technology Royalties

Processor royalties

Q4 royalty revenue was generated from the shipment of 4.0 billion ARM processor-based chips, up 16% year-on-year (not including any of the chips related to the catch-up payment recognised in Q4).

Growth in the number of ARM-based chips shipped into embedded applications continued, with particularly strong growth in ARM-based microcontrollers and smartcards, up 25% year-on-year. In addition, ARM’s Partners reported a 20% increase in ARM-based chips being deployed into networking infrastructure equipment.

Q4 2015 Processor Unit Shipment Analysis

Processor Series	Unit Shipments	Market	Unit Shipments
Classic*	32%	Mobile and connectivity	45%
Cortex-A	18%	Home	5%
Cortex-R	6%	Enterprise	13%
Cortex-M	44%	Embedded	37%

* Includes ARM7, ARM9, ARM10 and ARM11

Increasing the royalty revenue opportunity per chip

During the quarter, 16 companies reported that they had shipped a total of 240 million ARMv8-A based chips. Of these about 75 million chips contained a high number of cores, enabled by ARM big.LITTLE technology. These are being deployed in smartphones, tablets, other consumer electronic devices, enterprise networking and servers.

For the full year 2015, shipments of chips containing an ARM Mali graphics processor were 750 million, a 36% increase on 2014. Most Mali graphics processors are found in chips containing an ARM Cortex-A class processor, further increasing the royalty percentage per chip.

ARM’s physical IP dollar royalty revenue in Q4 2015 was up 36% year-on-year, with around 40% of royalty revenues generated from wafers manufactured at advanced nodes from 28nm to 14/16nm.

People

At 31 December 2015, ARM had 3,975 full-time employees, a net increase of 681 during the year, being mainly engineers joining ARM’s processor R&D teams. At the end of Q4 the Group had 1,577 employees based in the UK, 905 in the US, 628 in Continental Europe, 541 in India and 324 in the Asia Pacific region.

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Principal risks and uncertainties

The principal risks and uncertainties faced by the Group in 2015 are included within the “Risks and risk management” section of the 2014 Annual Report and Accounts filed with Companies House in the UK. Details of other risks and uncertainties faced by the Group are noted within the Annual Report on Form 20-F for the year ended 31 December 2014 which is on file with the Securities and Exchange Commission (the “SEC”) and is available on the SEC’s website at www.sec.gov. There have been no changes to these risks that are expected to materially impact the Group. These risks include but are not limited to: ARM's quarterly results may fluctuate significantly and be unpredictable which could adversely affect the market price of ARM ordinary shares; general economic conditions may reduce ARM's revenues and harm its business; we depend largely on a small number of customers and products; failure by ARM to achieve the performance under a licence or failure of a customer to make an obligated milestone payment could materially impact our revenues; we operate in an intensely competitive industry and our customers may choose to use their own or competing technology; ARM has grown its operations significantly over recent years and ARM’s business could be adversely impacted if these changes are not managed successfully; ARM's technology is used in a wide range of electronic products, any bug or fault in our technology could lead to significant damage to our brand and reputation; ARM may have to protect its intellectual property or defend the technology against claims that we have infringed others’ proprietary rights; and an infringement claim against ARM’s technology may result in a significant damages award which would adversely impact ARM’s operating results.

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ARM Holdings plc

Consolidated balance sheet - IFRS

	31 December	31 December
	2015	2014
	Unaudited	Audited
	£m	£m
Assets
Current assets:
Cash and cash equivalents	40.5	54.1
Short-term deposits and similar instruments	617.8	620.8
Embedded derivatives	6.9	2.6
Accounts receivable (see note 7)	183.7	138.6
Available-for-sale financial assets (see note 3.2)	23.1	−
Prepaid expenses and other assets	51.6	43.2
Current tax assets	22.9	8.9
Inventories: finished goods	1.8	2.7
Total current assets	948.3	870.9

Non-current assets:
Long-term deposits and similar instruments	298.0	191.4
Loans and receivables	6.0	3.0
Available-for-sale financial assets (see note 3.2)	11.6	23.7
Investment in joint ventures (see note 8)	2.6	3.0
Prepaid expenses and other assets	1.4	1.7
Property, plant and equipment	61.6	43.4
Goodwill	650.7	567.0
Other intangible assets	92.0	77.2
Deferred tax assets	48.0	55.9
Total non-current assets	1,171.9	966.3
Total assets	2,120.2	1,837.2

Liabilities
Current liabilities:
Accounts payable	12.7	11.7
Fair value of currency exchange contracts	3.2	4.8
Accrued and other liabilities (see note 7)	105.2	80.6
Finance lease liabilities	5.2	3.9
Current tax liabilities	30.6	31.9
Deferred revenue	110.1	127.4
Total current liabilities	267.0	260.3

Non-current liabilities:
Accrued and other liabilities	1.8	−
Finance lease liabilities	6.1	2.6
Deferred tax liabilities	3.2	0.4
Deferred revenue	44.5	45.6
Total non-current liabilities	55.6	48.6
Total liabilities	322.6	308.9

Net assets	1,797.6	1,528.3

Capital and reserves attributable to the owners of the Company
Share capital	0.7	0.7
Share premium account	27.2	24.9
Capital reserve	354.3	354.3
Share option reserve	61.4	61.4
Retained earnings	1,213.3	991.8
Revaluation reserve	17.7	4.3
Cumulative translation adjustment	123.0	90.9
Total equity	1,797.6	1,528.3

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ARM Holdings plc

Consolidated income statement – IFRS

	Quarter ended	Quarter ended	Year ended	Year ended
	31 December 2015	31 December 2014	31 December 2015	31 December 2014
	Unaudited	Unaudited	Unaudited	Audited
	£m	£m	£m	£m

Revenues	269.1	225.9	968.3	795.2

Cost of revenues	(10.0)	(10.0)	(39.3)	(37.8)

Gross profit	259.1	215.9	929.0	757.4

Research and development	(78.5)	(62.1)	(278.0)	(224.2)
Sales and marketing	(30.4)	(27.6)	(106.1)	(93.2)
General and administrative	(40.0)	(36.6)	(138.8)	(131.0)

Total operating expenses	(148.9)	(126.3)	(522.9)	(448.4)

Profit from operations	110.2	89.6	406.1	309.0

Investment income, net	2.9	2.7	11.8	11.0
Share of results of joint ventures	0.6	(0.9)	(3.1)	(3.5)

Profit before tax	113.7	91.4	414.8	316.5
Tax	(22.0)	(18.6)	(75.1)	(61.1)

Profit for the period	91.7	72.8	339.7	255.4

Earnings per share
Basic and diluted earnings	91.7	72.8	339.7	255.4

Number of shares (millions)
Basic weighted average number of shares	1,404.7	1,404.6	1,407.4	1,406.2
Effect of dilutive securities: Share options and awards	11.7	12.9	12.9	14.9
Diluted weighted average number of shares	1,416.4	1,417.5	1,420.3	1,421.1

Basic EPS (pence)	6.5	5.2	24.1	18.2
Diluted EPS (pence)	6.5	5.1	23.9	18.0

Diluted earnings per ADS (cents)	28.8	24.0	106.4	84.1

All activities relate to continuing operations.

All of the profit for the period is attributable to the owners of the Company.

10 of 25

ARM Holdings plc

Consolidated statement of comprehensive income - IFRS

	Quarter ended	Quarter ended	Year ended	Year ended
	31 December 2015	31 December 2014	31 December 2015	31 December 2014
	Unaudited	Unaudited	Unaudited	Audited
	£m	£m	£m	£m

Profit for the period	91.7	72.8	339.7	255.4
Other comprehensive income:
Unrealised holding gain on available-for-sale financial assets (net of tax of £4.4 million (2014: £1.1 million))*	17.7	4.3	17.7	4.3
Unrealised holding gain on available-for-sale financial assets reclassified to income statement (net of tax of £1.1 million)	−	−	(4.3)	−
Currency translation adjustment*	14.5	23.6	32.1	34.6
Other comprehensive income for the period	32.2	27.9	45.5	38.9
Total comprehensive income for the period	123.9	100.7	385.2	294.3

*These items may be reclassified to income statement if certain conditions are met.

11 of 25

ARM Holdings plc

Consolidated cash flow statement - IFRS

	Year ended	Year ended
	31 December 2015	31 December 2014
	Unaudited	Audited
	£m	£m
Operating activities
Profit before tax	414.8	316.5
Investment income (net of interest payable and similar charges)	(11.8)	(11.0)
Share of results of joint ventures	3.1	3.5
Profit from operations	406.1	309.0
Depreciation and amortisation of property, plant, and equipment, and intangible assets	42.0	35.6
Compensation charge in respect of share-based payments	70.5	68.5
Provision for impairment of available-for-sale financial assets	0.3	1.0
Profit on disposal of available-for-sale financial assets	(5.6)	(0.3)
Loss on disposal of property, plant and equipment	0.2	0.1
Provision for doubtful debts	(0.1)	0.3
Non-cash foreign currency gains and losses	2.9	3.4
Movement in fair value of currency exchange contracts	(1.6)	9.9
Movement in fair value of embedded derivatives	(4.3)	(9.6)
Changes in working capital:
Accounts receivable	(37.2)	(4.0)
Inventories	0.9	0.3
Prepaid expenses and other assets	(17.4)	(9.9)
Accounts payable	0.4	4.5
Deferred revenue	(26.2)	(24.8)
Accrued and other liabilities	22.5	(11.6)
Cash generated by operations before tax	453.4	372.4
Income taxes paid	(73.9)	(30.8)
Net cash from operating activities	379.5	341.6

Investing activities
Interest received (net of interest paid of £0.3m (2014: £0.3m))	11.1	13.3
Purchases of property, plant and equipment	(30.5)	(20.4)
Purchases of other intangible assets	(10.5)	(10.0)
Purchases of available-for-sale financial assets	(3.8)	(5.0)
Proceeds on disposal of available-for-sale financial assets	6.4	2.2
Purchase of short- and long-term deposits and similar instruments, net	(102.8)	(145.1)
Purchases of subsidiaries, net of cash and borrowings acquired	(62.3)	(12.8)
Investment in joint ventures	(2.7)	−
Provision of loan to joint venture	(2.9)	−
Net cash used in investing activities	(198.0)	(177.8)

Financing activities
Proceeds received on issuance of shares	2.3	6.8
Proceeds received on issuance of shares from treasury	7.1	−
Purchase of own shares	(92.2)	(66.9)
Dividends paid to shareholders	(107.8)	(86.1)
Repayment of borrowings	−	(1.2)
Repayment of finance lease liabilities	(5.1)	(6.4)
Net cash used in financing activities	(195.7)	(153.8)

Net increase/(decrease) in cash and cash equivalents	(14.2)	10.0
Cash and cash equivalents at beginning of period	54.1	43.8
Effect of foreign exchange rate changes	0.6	0.3
Cash and cash equivalents at end of period	40.5	54.1

12 of 25

ARM Holdings plc

Consolidated statement of changes in shareholders’ equity – IFRS

		Share		Share			Cumulative
	Share	premium	Capital	option	Retained	Revaluation	translation
	capital	account	reserve *	reserve**	earnings	reserve***	adjustment	Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2014 (audited)	0.7	18.1	354.3	61.4	820.6	−	56.3	1,311.4
Profit for the year	−	−	−	−	255.4	−	−	255.4
Other comprehensive income:
Unrealised holding gain on available-for-sale financial assets (net of tax of £1.1 million)	−	−	−	−	−	4.3	−	4.3
Currency translation adjustment	−	−	−	−	−	−	34.6	34.6
Total comprehensive income for the year	−	−	−	−	255.4	4.3	34.6	294.3
Shares issued on exercise of share options and awards	−	6.8	−	−	−	−	−	6.8
Dividends (see note 6)	−	−	−	−	(86.1)	−	−	(86.1)
Purchase of own shares	−	−	−	−	(66.9)	−	−	(66.9)
Credit in respect of employee share schemes	−	−	−	−	68.5	−	−	68.5
Movement on tax arising on share options and awards	−	−	−	−	0.3	−	−	0.3
	−	6.8	−	−	(84.2)	−	−	(77.4)
At 31 December 2014 (audited)	0.7	24.9	354.3	61.4	991.8	4.3	90.9	1,528.3
Profit for the year	−	−	−	−	339.7	−	−	339.7
Other comprehensive income:
Unrealised holding gain on available-for-sale financial assets (net of tax of £4.4 million)	−	−	−	−	−	17.7	−	17.7
Unrealised holding gain on available-for-sale financial assets reclassified to income statement (net of tax of £1.1 million)	−	−	−	−	−	(4.3)	−	(4.3)
Currency translation adjustment	−	−	−	−	−	−	32.1	32.1
Total comprehensive income for the year	−	−	−	−	339.7	13.4	32.1	385.2
Shares issued on exercise of share options and awards	−	2.3	−	−	−	−	−	2.3
Dividends (see note 6)	−	−	−	−	(107.8)	−	−	(107.8)
Purchase of own shares	−	−	−	−	(92.2)	−	−	(92.2)
Proceeds from sale of own shares	−	−	−	−	7.1	−	−	7.1
Credit in respect of employee share schemes	−	−	−	−	70.5	−	−	70.5
Movement on tax arising on share options and awards	−	−	−	−	4.2	−	−	4.2
	−	2.3	−	−	(118.2)	−	−	(115.9)
At 31 December 2015 (unaudited)	0.7	27.2	354.3	61.4	1,213.3	17.7	123.0	1,797.6

*	Capital reserve. In 2004, the premium on the shares issued in part consideration for the acquisition of Artisan Components Inc. was credited to reserves on consolidation in accordance with Section 131 of the Companies Act 1985. The reserve has been classified as a capital reserve to reflect the nature of the original credit to equity arising on acquisition. This capital reserve is clearly distinguished from the share premium arising on share issues.

**	Share option reserve. The share option reserve represents the fair value of options granted on the acquisition of Artisan Components Inc. in 2004.

***	Revaluation reserve. The Group includes on its balance sheet equity investments, which are classified as available-for-sale financial assets. These are carried at fair value. Unrealised holding gains or losses on such investments are included, net of related taxes, within the revaluation reserve (except where there is evidence of permanent impairment, in which case losses would be recognised within the income statement).

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Notes to the Financial Information

(1) Basis of preparation and accounting policies

The financial information prepared in accordance with the Group's IFRS accounting policies (consistent with those stated in the financial statements for the year ended 31 December 2014) comprises the consolidated balance sheets as at 31 December 2015 and 2014, consolidated income statements and consolidated statements of comprehensive income for the three months and years ended 31 December 2015 and 2014, and consolidated cash flow statements and consolidated statements of changes in shareholders’ equity for the years ended 31 December 2015 and 2014, together with related notes. This condensed set of consolidated financial information for the year ended 31 December 2015 has been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority. This financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2014, which have been prepared in accordance with IFRSs as adopted by the European Union.

New standards, amendments and interpretations

There are no new or amended interpretations or standards effective for the financial year commencing 1 January 2015, that have had a material impact on the Group.

Critical accounting estimates and judgements

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing this financial information, the critical accounting estimates and judgements are the same as those applied to the amounts reported in the Group’s financial statements and accompanying notes for the year ended 31 December 2014, with the exception of provisions for income taxes, provision for impairment of trade receivables, and participation in trust to acquire patent rights, which have been removed since they are no longer considered to be critical judgements.

(2) Going concern

After dividend payments of £107.8 million and share buybacks of £92.2 million in 2015, the highly cash generative nature of the business enabled the Group to increase its cash, cash equivalents and deposits to £950.9 million (net of accrued interest of £5.4 million) at the end of 2015.  This was an increase from £861.7 million (net of accrued interest of £4.6 million) at the start of the year.

After reviewing the 2016 budget and longer term plans and considering any reasonably likely scenarios that may occur, the directors are satisfied that, at the time of releasing these condensed financial statements, it is appropriate to adopt the going concern basis in preparing the financial statements of the Group.

(3) Financial risk management

(3.1) Financial risk factors

The Group’s operations expose it to a variety of financial risks that include currency risk, interest rate risk, securities price risk, credit risk and liquidity risk. This condensed set of consolidated interim financial information does not include all financial risk management information and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2014.

There have been no changes to the risk management policy since the year ended 31 December 2014.

(3.2) Valuation hierarchy

The Group classifies its financial instruments as follows: level 1 instruments are those valued using unadjusted quoted prices in active markets for identical instruments; level 2 instruments are those valued using techniques based significantly on observable market data; and level 3 instruments are those valued using information other than observable market data.

The Group has a team that performs the valuations of financial assets required for financial reporting purposes, including level 3 fair values. This team reports to the Chief Financial Officer and to the Audit Committee.

14 of 25

(3.2) Valuation hierarchy (continued)

The fair value of accounts and other receivables, other current financial assets, cash and cash equivalents, short- and long-term deposits and similar instruments, and accounts and other payables approximate to their carrying amount.

As at 31 December 2015, the Group’s financial instrument assets consisted of embedded derivatives (level 2) of £6.9 million (2014: £2.6 million), available-for-sale financial assets (level 1) of £23.1 million (current) (2014: £nil (current)) and available-for-sale financial asset (level 3) of £11.6 million (non-current) (2014: £23.7 million (non-current)).

As at 31 December 2015, the Group’s financial instrument liabilities consisted of currency exchange contracts at fair value through the income statement (level 2) of £3.2 million (2014: £4.8 million). The Group had no level 1 financial instrument liabilities as at 31 December 2015 (2014: £nil).

During 2015 there has been a transfer out of level 3 and into level 1 financial instrument assets. This is a result of a previously unlisted available-for-sale financial asset listing on a globally recognised stock exchange. This financial asset is considered to be a current level 1 asset since it has an active market. There were no other transfers between levels for the period. The Group’s policy is to recognise transfers into and out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer.

Level 1 available-for-sale financial assets consist of a listed equity investment. The fair value is determined with reference to prices quoted on the relevant exchange at the balance sheet date.

Level 2 currency exchange contracts comprise forward exchange contracts and foreign currency options. The fair value of the forward exchange contracts is determined using forward exchange rates as quoted in an active market. The fair value of foreign currency options is based upon valuations performed by management and the respective banks holding the currency instruments.

Level 2 embedded derivatives are fair valued using forward exchange rates that are quoted in an active market.

Level 3 available-for-sale financial assets consist of unlisted equity investments and other current investments. The estimated fair value of the unlisted equity investments approximates to cost less any permanent diminution in value (based on management’s estimate of forecast profitability and achievement of set objectives by the relevant entity), except where independent valuation information is obtained, e.g. through the occurrence of funding or other transactions in the relevant entity's equity instruments. Whilst it is conceivable that a key assumption in the level 3 calculation could change, the directors believe that no reasonably foreseeable changes to key assumptions would result in a significant change in fair value.

There have been no changes in valuation techniques during the year ended 31 December 2015.

Available-for-sale financial assets (non-current)	Year ended 31 December 2015	Year ended 31 December 2014
	£m	£m
At 1 January	23.7	13.9
Additions	3.8	5.0
Disposals	(15.0)	−
Transfer to current	(3.8)	−
Foreign exchange translation	0.4	0.4
Revaluation recognised through other comprehensive income	2.8	5.4
Impairment recognised through income statement within general and administrative expenses	(0.3)	(1.0)
At 31 December	11.6	23.7

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(3.2) Valuation hierarchy (continued)

Available-for-sale financial assets (current)	Year ended 31 December 2015	Year ended 31 December 2014
	£m	£m
At 1 January	−	1.2
Transfer from non-current	3.8	−
Revaluation recognised through other comprehensive income	19.3	−
Disposals	−	(1.2)
At 31 December	23.1	−

(4) Share-based payment costs

Included within the consolidated income statement for the quarter ended 31 December 2015 are share-based payment costs (including related payroll taxes) of £21.1 million (Q4 2014: £23.7 million), allocated £0.6 million (Q4 2014: £0.7 million) in cost of revenues, £13.7 million (Q4 2014: £15.5 million) in research and development expenses, £3.5 million (Q4 2014: £4.0 million) in sales and marketing expenses and £3.3 million (Q4 2014: £3.5 million) in general and administrative expenses.

Included within the consolidated income statement for the year ended 31 December 2015 are share-based payment costs (including related payroll taxes but excluding restructuring charges for 2014 as per note 5 below) of £77.6 million (2014: £71.6 million), allocated £2.3 million (2014: £2.2 million) in cost of revenues, £50.7 million (2014: £46.9 million) in research and development expenses, £12.9 million (2014: £12.0 million) in sales and marketing expenses and £11.7 million (2014: £10.5 million) in general and administrative expenses.

(5) Restructuring costs

Included within the consolidated income statement for the year ended 31 December 2014 is a restructuring charge of £8.6 million, following a review of the skills and capabilities of groups across the business during which approximately 130 people left the Group. The restructuring charge includes total accelerated share-based payment costs (including related payroll taxes) of £3.4 million, which have been excluded from note 4 above. There were no restructuring costs in the quarter ended 31 December 2015 or in the year ended 31 December 2015.

(6) Dividends

	Year ended 31 December 2015	Year ended 31 December 2014
	£m	£m
Final 2013 paid at 3.60 pence per share	−	50.7
Interim 2014 paid at 2.52 pence per share	−	35.4
Final 2014 paid at 4.50 pence per share	63.5	−
Interim 2015 paid at 3.15 pence per share	44.3	−
	107.8	86.1

In respect of the year to 31 December 2015, the directors are proposing a final dividend of 5.63 pence per share (an estimated cost of £79 million). Subject to approval at the 2016 AGM, it will be paid on 13 May 2016 to shareholders who are on the register of members on 22 April 2016.

(7) Accounts receivable and accrued and other liabilities

Included within accounts receivable at 31 December 2015 are £51.2 million (2014: £9.1 million) of amounts recoverable on contracts (AROC). This movement is a result of the maturity profile of ARM’s products, and invoicing milestones within contracts.

Included within accrued and other liabilities is £11.4 million (2014: £12.8 million) relating to the provision for payroll taxes on share awards, £28.2 million (2014: £19.3 million) relating to employee bonus and sales commission provisions, and £20.9 million (2014: £16.3 million) relating to sabbatical and vacation accruals.

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(8) Related party transactions/Investment in joint ventures

During the year ended 31 December 2015 the Group incurred subscription costs of £7.0 million from Linaro Limited, an associated company of the Group, representing ARM’s committed aggregate contributions to Linaro for the next two years (2014: £nil). In respect of the subscription fees, the Group was invoiced £3.5 million during the year to 31 December 2015 (2014: £3.5 million). As at 31 December 2015, £1.1 million (2014: £1.1 million) was owing to Linaro.

In addition the Group provided consulting and other services to Linaro amounting to £1.3 million (2014: £1.1 million). All fees have been charged in accordance with the terms of the agreement. As at 31 December 2015, £0.4 million (2014: £0.3 million) was owed to the Group.

In 2012 the Group invested £7.5 million ($12 million) in a joint venture, Trustonic Limited, with a further investment during 2013 amounting to £3.7 million (€4.4 million), maintaining a 40% shareholding. The other two joint venture parties each owned 30% of the joint venture. With the establishment of industry standards and demand for security enhanced services, the focus of Trustonic is to accelerate the wide deployment of secure, smart devices.

The joint venture was reorganised in May 2015 such that the shareholding of one party has been acquired by the other two joint venture members. The joint venture is now controlled and owned equally by ARM and one other party, both with 50% shareholdings.

Investment in joint venture - Trustonic	Year ended 31 December 2015	Year ended 31 December 2014
	£m	£m
At 1 January	3.0	6.5
Additional investment	1.1	−
Share of results for the year	(3.1)	(3.5)
At 31 December	1.0	3.0

In addition, the Group is owed a balance of £2.9 million from Trustonic at 31 December 2015 (2014: £nil) in respect of loans and other amounts receivable.

Investment in joint venture - Accelerator

In December 2015, the Group invested £1.6 million (CNY 15.9 million) in a joint venture, ARM Innovation Ecosystem Accelerator Co. Ltd (AIEA) (a company incorporated in PR China), representing a 49.9% shareholding. The collaboration creates an Internet of Things (IoT) one-stop shop for start-ups and established OEMs, providing integrated hardware and software expertise as well as resources from the ARM ecosystem. This investment has been classified as a joint venture since the Group and its venture partner have joint control over the relevant activities of the business, including the appointment of directors and the determination of the operations of the company.

No other related party transactions have occurred in the year to 31 December 2015.

(9) Financial contingencies

It is common industry practice for licensors of technology to offer to indemnify their licensees for loss suffered by the licensee in the event that the technology licensed is held to infringe the intellectual property of a third party. Consistent with such practice, the Group typically provides such indemnification to its licensees. The obligation for the Group to indemnify its licensees is subject to certain provisos and is usually contingent upon a third party bringing an action against the licensee alleging that the technology licensed by the Group to the licensee infringes such third party’s intellectual property rights. The indemnification obligations typically survive any termination of the licence and will continue in perpetuity.

The Group does not provide for any such indemnities unless it has received notification from the other party that they are likely to invoke the indemnity. A provision is made if both of the following conditions are met: (i) information available prior to the issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements; and (ii) the amount of the liability can be reasonably estimated. Any such provision is based upon the directors’ estimate of the fair value of expected costs of any such claim.

At present, the Group is not a party in any legal proceedings in which the directors believe that it is probable that the resolution of such proceedings will result in a material liability for the Group.

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(10) Acquisitions

The Group acquired the entire share capital of three companies in 2015: Wicentric, Inc., acquired on 5 February 2015, Sunrise Micro Devices Inc. (SMD), acquired on 15 April 2015 and Discretix Inc (trading as Sansa Security Inc. (Sansa)), acquired on 30 July 2015. In addition the Group acquired the trade and certain assets of Carbon Design Systems Limited (Carbon), on 19 October 2015.

Wicentric is a Bluetooth® Smart stack and profile provider and SMD is a provider of sub-one volt radio intellectual property (IP). The IP of both companies will be integrated to form a portfolio that will complement ARM’s existing processor and physical IP, targeting end markets requiring low-power wireless communications such as the IoT.

The following table summarises the consideration and provisional fair values of the assets acquired and liabilities assumed at the date of each acquisition.

	Wicentric		SMD
	£m	$m	£m	$m

Cash, accounts and other receivables, and property, plant and equipment	0.2	0.3	0.9	1.3
Intangible assets	0.4	0.6	4.6	6.7
Accrued and other liabilities	(0.1)	(0.2)	(0.5)	(0.7)
Deferred tax liabilities (net)	(0.1)	(0.2)	(1.6)	(2.3)
Net assets acquired	0.4	0.5	3.4	5.0
Goodwill	1.8	2.7	6.5	9.6
Consideration	2.2	3.2	9.9	14.6

The full consideration was paid in cash for Wicentric. The majority of the consideration for SMD consisted of convertible loan notes (and interest accrued) with a fair value of £9.2 million ($13.5 million), with the remainder of the consideration settled in cash. All transaction expenses incurred by the Group have been charged to the income statement.

From their dates of acquisition to 31 December 2015, Wicentric and SMD contributed £1.0 million in revenue and incurred a pre-tax loss of £3.5 million. If both companies had been consolidated from 1 January 2015, the consolidated income statement would have included £1.0 million of revenue and £5.2 million pre-tax loss.

Sansa is a provider of hardware security IP and software for advanced system-on-chip components deployed in IoT and mobile devices. The company currently enables security in more than 150 million products a year and Sansa technology is deployed across a range of smart connected devices and enterprise systems. The deal complements the ARM security portfolio, which includes ARM TrustZone® technology and SecurCore® processor IP.

Carbon is a leading supplier of cycle-accurate virtual prototyping solutions, to deliver design optimization, time-to-market and cost-efficiency gains for its Partners.

The following table summarises the consideration and provisional fair values of the assets acquired and liabilities assumed at the date of each acquisition.

	Sansa		Carbon
	£m	$m	£m	$m

Cash	1.9	3.0	−	−
Accounts and other receivables, and property, plant and equipment	2.9	4.4	0.1	0.1
Intangible assets	11.5	17.8	5.9	9.1
Accrued and other liabilities	(3.1)	(4.8)	(1.8)	(2.8)
Deferred tax liabilities	(3.0)	(4.7)	−	−
Net assets acquired	10.2	15.7	4.2	6.4
Goodwill	35.8	55.6	11.6	18.0
Consideration	46.0	71.3	15.8	24.4

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(10) Acquisitions (continued)

The full consideration was paid in cash for both Sansa and Carbon. All transaction expenses incurred by the Group have been charged to the income statement. The rationale for the acquisition of Sansa is to accelerate the Group’s business into the IoT services market and to enhance future revenue streams rather than to directly exploit the IP acquired. Consequently the majority of the value to the Group is as an enabler to the existing business which has resulted in the high proportion of goodwill as a percentage of consideration.

For the above reasons, combined with the ability to hire the workforce of the companies, including the founders and the management team, the Group paid a premium for all four companies, giving rise to goodwill. All intangible assets were recognised at their fair values, with the residual excess over net assets being recognised as goodwill.

From 30 July 2015 to 31 December 2015, the acquisition of Sansa contributed £4.3 million in revenue and incurred a pre-tax profit of £0.4 million. If Sansa had been consolidated from 1 January 2015, the consolidated income statement would have included £10.2 million of revenue and £0.5 million pre-tax loss.

From 19 October 2015 to 31 December 2015, the acquisition of Carbon contributed £0.7 million in revenue and incurred a pre-tax profit of £0.1 million. If Carbon had been consolidated from 1 January 2015, the consolidated income statement would have included £4.0 million of revenue and nil pre-tax profit or loss.

Two acquisitions were made in 2014: Duolog Holdings Limited, acquired on 27 May 2014 for €13.9 million (£11.4 million), and Offspark BV, acquired on 14 November 2014 for €1.5 million (£1.2 million). The Group acquired the entire share capital of both entities, which have been accounted for as acquisitions.

The following table summarises the consideration and fair values of the assets acquired and liabilities assumed at the date of each acquisition.

	Duolog		Offspark
	£m	€m	£m	€m
Cash, accounts receivable, other current assets, property, plant and equipment	1.2	1.6	0.1	0.2
Intangible assets	1.7	2.0	1.0	1.2
Accrued and other liabilities	(0.8)	(1.0)	−	−
Loans payable	(1.2)	(1.5)	−	−
Deferred tax liabilities	(0.2)	(0.3)	(0.2)	(0.3)
Net assets acquired	0.7	0.8	0.9	1.1
Goodwill	10.7	13.1	0.3	0.4
Consideration	11.4	13.9	1.2	1.5

(11) Segmental reporting

The Group’s internal operational structure was re-organised on 1 January 2014, to create an organisation that is more scalable and more accountable, and that offers a more integrated product portfolio. As at 31 December 2014 and 31 December 2015, the Group’s internal organisation and management structure reflected this change and this is the primary way in which the Chief Operating Decision Maker (CODM) was provided with financial information. The CODM assesses performance and allocates resources based on consolidated results of operations. The directors believe that the CODM is the Chief Executive Officer and the Executive Committee of the Group. The result of this re-organisation is that the Group has one reportable segment, namely the IP Group (IPG).

In the year ended 31 December 2015, the Group incurred other costs of £19 million and achieved other revenues of £4 million that were not related to IPG.

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(12) Non-GAAP measures

The following non-GAAP measures, including reconciliations to the IFRS measures, have been used in this earnings release. These measures have been presented as they allow a clearer comparison of operating results that exclude intangible amortisation and acquisition-related charges, share-based payment costs, share of results of joint ventures, restructuring charges, profit on disposal of available-for-sale financial assets net of impairment, and Linaro-related charges. Full reconciliations of Q4 2015, Q4 2014, FY 2015 and FY 2014, are shown in notes 12.8 to 12.11. All figures in £m unless otherwise stated.

Summary normalised figures	Q4 2015	Q4 2014	Q3 2015	FY 2015	FY 2014

Revenues	269.1	225.9	243.1	968.3	795.2
Revenues ($m)	407.9	357.6	375.5	1,488.6	1,292.6
ARM’s effective exchange rate ($/£)	1.52	1.58	1.54	1.54	1.63

Gross margin	96.5%	95.9%	96.2%	96.2%	95.5%
Operating expenses	123.9	100.4	108.4	431.6	359.3
Profit from operations	135.8	116.2	125.6	499.7	400.3
Operating margin	50.5%	51.4%	51.7%	51.6%	50.3%

Profit before tax	138.7	118.9	128.4	511.5	411.3
Earnings per share (diluted)	8.2p	7.2p	7.6p	30.2p	24.1p

Cash	950.9	861.7	898.2	950.9	861.7
Normalised cash generation	112.2	122.0	86.6	360.7	339.9

	(12.1)	(12.2)
	31 December 2015	31 December 2014

Cash and cash equivalents	40.5	54.1
Short-term deposits and similar instruments	617.8	620.8
Long-term deposits and similar instruments	298.0	191.4
Less: Interest accrued	(5.4)	(4.6)
Total net cash	950.9	861.7

	(12.3)	(12.4)	(12.5)	(12.6)	(12.7)
	Q4 2015	Q4 2014	Q3 2015	FY 2015	FY 2014

Cash at end of period (as above)	950.9	861.7	898.2	950.9	861.7
Less: Cash at beginning of period	(898.2)	(797.0)	(903.8)	(861.7)	(706.3)
Add back: Cash outflow from investments and acquisitions (net of cash acquired and advance for loans)	16.6	3.5	44.0	66.2	19.1
Less: cash inflow from proceeds on sale of investments	(1.2)	(0.3)	−	(6.4)	(2.2)
Add back: Cash outflow from investment in and loans to joint ventures	2.7	−	−	5.6	−
Add back: Cash outflow from acquisition-related charges	0.6	0.1	1.4	3.5	4.3
Add back: Cash outflow from restructuring charges	−	0.1	−	−	5.1
Add back: Cash outflow from payment of dividends	44.3	35.4	−	107.8	86.1
Add back: Cash outflow from purchase of own shares	−	20.6	47.0	92.2	66.9
Add back: Cash outflow from share-based payroll taxes	0.3	0.3	0.7	8.5	8.5
Add back: Cash outflow from payments related to Linaro	0.9	0.8	0.8	3.5	3.5
Less: Cash inflow from exercise of share options	(4.7)	(3.2)	(1.7)	(9.4)	(6.8)
Normalised net cash generation	112.2	122.0	86.6	360.7	339.9

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(12.8) Normalised income statement for Q4 2015

	Normalised	Share-based payments	Normalised incl share-based payments	Intangible amortisa-tion and acquisition related charges	Profit on disposal of investments, net of impairment charge	Share of results of joint ventures	IFRS
	£m	£m	£m	£m	£m	£m	£m

Revenues	269.1	−	269.1	−	−	−	269.1

Cost of revenues	(9.4)	(0.6)	(10.0)	−	−	−	(10.0)

Gross profit	259.7	(0.6)	259.1	−	−	−	259.1

Research and development	(60.7)	(13.7)	(74.4)	(4.1)	−	−	(78.5)
Sales and marketing	(26.8)	(3.5)	(30.3)	(0.1)	−	−	(30.4)
General and administrative	(36.4)	(3.3)	(39.7)	(0.6)	0.3	−	(40.0)

Total operating expenses	(123.9)	(20.5)	(144.4)	(4.8)	0.3	−	(148.9)

Profit from operations	135.8	(21.1)	114.7	(4.8)	0.3	−	110.2

Investment income, net	2.9	−	2.9	−	−	−	2.9
Share of results of joint ventures	−	−	−	−	−	0.6	0.6

Profit before tax	138.7	(21.1)	117.6	(4.8)	0.3	0.6	113.7
Tax	(22.5)	(0.1)	(22.6)	0.6	−	−	(22.0)

Profit/(loss) for the period	116.2	(21.2)	95.0	(4.2)	0.3	0.6	91.7

Earnings per share (assuming dilution)
Shares outstanding (millions)	1,416.4		1,416.4				1,416.4
Earnings per share – pence	8.2		6.7				6.5

ADSs outstanding (millions)	472.1		472.1				472.1
Earnings per ADS – cents	36.5		29.9				28.8

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(12.9) Normalised income statement for Q4 2014

	Normalised	Share-based payments	Normalised incl share-based payments	Intangible amortisa-tion and acquisition related charges	Profit on disposal of investments, net of impairment charge	Share of results of joint venture	IFRS
	£m	£m	£m	£m	£m	£m	£m

Revenues	225.9	−	225.9	−	−	−	225.9

Cost of revenues	(9.3)	(0.7)	(10.0)	−	−	−	(10.0)

Gross profit	216.6	(0.7)	215.9	−	−	−	215.9

Research and development	(44.4)	(15.5)	(59.9)	(2.2)	−	−	(62.1)
Sales and marketing	(23.6)	(4.0)	(27.6)	−	−	−	(27.6)
General and administrative	(32.4)	(3.5)	(35.9)	−	(0.7)	−	(36.6)

Total operating expenses	(100.4)	(23.0)	(123.4)	(2.2)	(0.7)	−	(126.3)

Profit from operations	116.2	(23.7)	92.5	(2.2)	(0.7)	−	89.6

Investment income, net	2.7	−	2.7	−	−	−	2.7
Share of results of joint venture	−	−	−	−	−	(0.9)	(0.9)

Profit before tax	118.9	(23.7)	95.2	(2.2)	(0.7)	(0.9)	91.4
Tax	(16.5)	(2.3)	(18.8)	0.3	(0.1)	−	(18.6)

Profit/(loss) for the period	102.4	(26.0)	76.4	(1.9)	(0.8)	(0.9)	72.8

Earnings per share (assuming dilution)
Shares outstanding (millions)	1,417.5		1,417.5				1,417.5
Earnings per share – pence	7.2		5.4				5.1

ADSs outstanding (millions)	472.5		472.5				472.5
Earnings per ADS – cents	33.8		25.2				24.0

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(12.10) Normalised income statement for FY 2015

	Normalised	Share-based payments	Normalised incl share-based payments	Intangible amortisa-tion and acquisition related charges	Profit on disposal of investments, net of impairment charge	Linaro-related charges and share of results of joint ventures	IFRS
	£m	£m	£m	£m	£m	£m	£m

Revenues	968.3	−	968.3	−	−	−	968.3

Cost of revenues	(37.0)	(2.3)	(39.3)	−	−	−	(39.3)

Gross profit	931.3	(2.3)	929.0	−	−	−	929.0

Research and development	(214.8)	(50.7)	(265.5)	(12.5)	−	−	(278.0)
Sales and marketing	(93.1)	(12.9)	(106.0)	(0.1)	−	−	(106.1)
General and administrative	(123.7)	(11.7)	(135.4)	(1.7)	5.3	(7.0)	(138.8)

Total operating expenses	(431.6)	(75.3)	(506.9)	(14.3)	5.3	(7.0)	(522.9)

Profit from operations	499.7	(77.6)	422.1	(14.3)	5.3	(7.0)	406.1

Investment income, net	11.8	−	11.8	−	−	−	11.8
Share of results of joint ventures	−	−	−	−	−	(3.1)	(3.1)

Profit before tax	511.5	(77.6)	433.9	(14.3)	5.3	(10.1)	414.8
Tax	(82.6)	5.2	(77.4)	2.0	(1.1)	1.4	(75.1)

Profit for the year	428.9	(72.4)	356.5	(12.3)	4.2	(8.7)	339.7

Earnings per share (assuming dilution)
Shares outstanding (millions)	1,420.3		1,420.3				1,420.3
Earnings per share – pence	30.2		25.1				23.9

ADSs outstanding (millions)	473.4		473.4				473.4
Earnings per ADS – cents	134.4		111.7				106.4

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(12.11) Normalised income statement for FY 2014

	Normalised	Share-based payments	Normalised incl share-based payments	Intangible amortisa-tion and acquisition related charges	Profit on disposal of investments, net of impairment charge	Restruc-turing charges	Share of results of joint venture	IFRS
	£m	£m	£m	£m	£m	£m	£m	£m

Revenues	795.2	−	795.2	−	−	−	−	795.2

Cost of revenues	(35.6)	(2.2)	(37.8)	−	−	−	−	(37.8)

Gross profit	759.6	(2.2)	757.4	−	−	−	−	757.4

Research and development	(167.8)	(46.9)	(214.7)	(9.5)	−	−	−	(224.2)
Sales and marketing	(81.0)	(12.0)	(93.0)	(0.2)	−	−	−	(93.2)
General and administrative	(110.5)	(10.5)	(121.0)	(0.7)	(0.7)	(8.6)	−	(131.0)

Total operating expenses	(359.3)	(69.4)	(428.7)	(10.4)	(0.7)	(8.6)	−	(448.4)

Profit from operations	400.3	(71.6)	328.7	(10.4)	(0.7)	(8.6)	−	309.0

Investment income, net	11.0	−	11.0	−	−	−	−	11.0
Share of results of joint venture	−	−	−	−	−	−	(3.5)	(3.5)

Profit before tax	411.3	(71.6)	339.7	(10.4)	(0.7)	(8.6)	(3.5)	316.5
Tax	(68.6)	3.0	(65.6)	2.4	(0.1)	2.2	−	(61.1)

Profit for the year	342.7	(68.6)	274.1	(8.0)	(0.8)	(6.4)	(3.5)	255.4

Earnings per share (assuming dilution)
Shares outstanding (millions)	1,421.1		1,421.1					1,421.1
Earnings per share – pence	24.1		19.3					18.0

ADSs outstanding (millions)	473.7		473.7					473.7
Earnings per ADS – cents	112.8		90.2					84.1

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Notes

The results shown for Q4 2015, Q3 2015, Q4 2014, and FY 2015, are unaudited. The results shown for FY 2014 are audited. The consolidated financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts of the Company in respect of the financial year ended 31 December 2014 were approved by the Board of directors on 17 February 2015 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain an emphasis of matter paragraph nor any statement under Section 498 of the Companies Act 2006.

The results for ARM for Q4 2015 and previous quarters as shown reflect the accounting policies as stated in Note 1 to the financial statements in the Annual Report and Accounts filed with Companies House in the UK for the fiscal year ended 31 December 2014 and in the Annual Report on Form 20-F for the fiscal year ended 31 December 2014.

This document contains forward-looking statements as defined in section 102 of the Private Securities Litigation Reform Act of 1995. These statements are subject to risk factors associated with the semiconductor and intellectual property businesses. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, its management or its businesses and financial performance and condition are intended to identify those assertions as forward-looking statements. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a number of variables, many of which are beyond our control. These variables could cause actual results or trends to differ materially and include, but are not limited to: failure to realize the benefits of our recent acquisitions, unforeseen liabilities arising from our recent acquisitions, price fluctuations, actual demand, the availability of software and operating systems compatible with our intellectual property, the continued demand for products including ARM’s intellectual property, delays in the design process or delays in a customer’s project that uses ARM’s technology, the success of our semiconductor partners, loss of market and industry competition, exchange and currency fluctuations, any future strategic investments or acquisitions, rapid technological change, regulatory developments, ARM’s ability to negotiate, structure, monitor and enforce agreements for the determination and payment of royalties, actual or potential litigation, changes in tax laws, interest rates and access to capital markets, political, economic and financial market conditions in various countries and regions and capital expenditure requirements.

More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the fiscal year ended 31 December 2014 including (without limitation) under the captions, “Risk Factors”(on pages 4 to 12) which is on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the Company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM is a registered trademark of ARM Limited. Cortex is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM Inc.; Sunrise Micro Devices, Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Electronic Technology (Shanghai) Co. Ltd.; ARM Belgium Services BVBA; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway AS; ARM Sweden AB; ARM Finland Oy; Geomerics Ltd; ARM Ireland Ltd; ARM Hungary Kft; Offspark BV; and ARM Technologies Israel Ltd.

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